UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at January 15, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.......
  Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: January 15, 2008

Print the name and title of the signing officer under his signature.

      Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES CLOSING OF PUBLIC OFFERING AND COMPLETION OF
PRIVATE PLACEMENT FOR PROCEEDS OF $27.21 MILLION

January 15, 2008, Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that it has closed the "bought deal" short form prospectus offering (the "Offering") of 28,572,000 common shares ("Shares") of Farallon at a price of CDN$0.70 per Share (the "Offering Price") announced on November 27, 2007. A syndicate led by Paradigm Capital Inc., and including Canaccord Capital Corporation, MGI Securities Inc. and Raymond James Ltd. (collectively, the "Underwriters"), acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 4,285,800 Common shares at the Offering Price. The Underwriters have elected to exercise this option with respect to 2,080,000 Shares at the closing, resulting in gross proceeds from the Offering of CDN$21.46 million.

Farallon has also completed a private placement financing (the "Private Placement"), which included a 15% over-allotment option that was exercised in full. The Company issued 8,214,450 common shares at a price of CDN$0.70 per share for gross proceeds of CDN$5.75 million. These shares are subject to a four month hold period from the closing date.

The aggregate gross proceeds raised from the Offering and the Private Placement financings is CDN$27.21 million.

Farallon is advancing the exploration and pre-development activities at the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. The current financings will increase the Company's cash position to US$41.3 million, to be held in interest earning current accounts with Scotiabank.

The securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

For further details On Farallon or its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address completion of financings, filing or clearance of prospectus or other offering documents future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.